UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of first call to General Ordinary and Extraordinary Stockholders’ Meeting with the corresponding Agenda.
2.	English translation of proposals made by the Board of Directors to the Stockholders’ Meeting in connection with the items included in the Agenda.

NORTEL INVERSORA S.A.

First call to General Ordinary and Extraordinary Stockholders’ Meeting, to be held on May 22, 2017, at 4 pm, at Ave. Alicia Moreau de Justo 50, ground floor, of the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the minutes.
2)	Determination of the number of regular and alternate directors that will perform their duties as from the date of this Stockholders’ Meeting until the date of the Annual Ordinary Stockholders’ Meeting that will consider the documents for the fiscal year ended 2019.
3)	Appointment of a regular and an alternate member of the Supervisory Committee.
4)	Consideration of the corporate reorganization (subject to regulatory approval and other conditions) through which Telecom Argentina S.A. (“Telecom Argentina”), as surviving company, by merger shall absorb Sofora Telecomunicaciones S.A. (“Sofora”), Nortel Inversora S.A. (“Nortel”), and Telecom Personal S.A. (“Telecom Personal”), as merged companies (hereinafter “the Merger”), pursuant to Section 82 et seq. of the Companies General Law, Section 77 et seq. of the Income Tax Law, and the Rules of the Argentine Securities Commission (Comisión Nacional de Valores or CNV). Consideration of the Individual Special Financial Statements on the Merger of Nortel as of 12/31/2016, and the Consolidated Special Financial Statements on the Merger of Sofora, Nortel, Telecom Argentina and Telecom Personal as of 12/31/2016, with their respective reports by the Supervisory Committee and the External Auditors. Consideration of the Previous Merger Commitment entered into by and among Telecom Argentina, as surviving company, and Sofora, Nortel, and Telecom Personal, as merged companies, on March 31, 2017. Authorization to enter into the Final Merger Agreement.
5)	Consideration of the dissolution without liquidation of Nortel pursuant to Section 94, Subsection 7, of the Companies General Law.
6)	Granting authorizations to request all necessary approvals and authorizations from the applicable authorities to execute the Merger and the resulting dissolution without liquidation of Nortel, and to make all filings and necessary procedures to obtain the applicable registrations.

THE BOARD

NOTE I: To attend the Stockholders’ Meeting, the stockholders shall notify the Company of their attendance, no later than three business days before the Stockholders’ Meeting, at Ave. Alicia Moreau de Justo 50, 13th floor, of the City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. This term expires on May 16, 2017, at 5.00 pm. The domicile where the Stockholders’ Meeting shall be held is not the legal domicile of the Company.

NOTE II: Items 2 and 3 of the Agenda shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings. The remaining items shall be considered pursuant to the rules applicable to

NORTEL INVERSORA S.A.

extraordinary stockholders’ meetings and in the terms of Section 244 of the Companies General Law.

NOTE III: Upon registration to participate in the Stockholders’ Meeting and upon effective attendance, the data of each holder of record of the shares and of its representatives set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be provided. Companies organized abroad and, trusts, and similar entities shall provide the information and submit the documentation set forth in Sections 24, 25, and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Stockholders’ Meeting as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals relating to the matters to be considered, are available at the legal domicile of the Company at the times and dates mentioned in Note I, within the regulatory periods set forth by applicable law.

NOTE VI: It is hereby requested to the stockholders to arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and signing the Attendance Registry.”

___________________

María Verónica Tuccio

Attorney-in-fact

NORTEL INVERSORA S.A.

PROPOSALS MADE BY THE BOARD OF DIRECTORS TO THE STOCKHOLDERS’ MEETING IN CONNECTION WITH THE ITEMS INCLUDED IN THE AGENDA

Proposal on the First item of the Agenda:

It is proposed to the Stockholders’ Meeting “that the Stockholders’ Meeting appoint the two stockholders that have registered the highest number of shares to participate in the Stockholders’ Meeting, to approve and sign the minutes thereof”.

Proposal on the Second item of the Agenda:

The Board of Directors refrains from making a proposal on the persons to be appointed as regular and alternate directors. The Board reminds those stockholders proposing candidates for the Board of Directors that they must inform the Stockholders’ Meeting whether the candidates are “independent” or “non-independent” pursuant to the Rules of the Argentine Securities Commission (Comisión Nacional de Valores or CNV).

Proposal on the Third item of the Agenda:

The Board refrains from making a proposal on the persons to be appointed as regular member and alternate member of the Supervisory Committee. The Board also reminds those stockholders proposing candidates for the Supervisory Committee that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”, and that therefore they shall inform the Stockholders’ Meeting whether the candidates are “independent” pursuant to the standard set forth by the Rules of the CNV.

Proposal on the Fourth item of the Agenda:

It is proposed that the Stockholders’ Meeting “approves the corporate reorganization through which Telecom Argentina S.A. (“Telecom Argentina”), as surviving company, by merger shall absorb Telecom Personal, Sofora Telecomunicaciones S.A. (“Sofora”), and Nortel Inversora S.A. (“Nortel”) and Telecom Personal S.A. (“Telecom Personal”), as merged companies (hereinafter “the Merger”), pursuant to Section 82 et seq. of the Companies General Law, Section 77 et seq. of the Income Tax Law, and the Rules of the CNV, and all Financial Statements and other documents relating to the corporate reorganization that are detailed in this item of the Agenda. Finally, it is proposed that the Stockholders’ Meeting authorizes Messrs. Baruki Luis Alberto González and Saturnino Jorge Funes so that any of them may individually sign the Final Merger Agreement on behalf of Nortel.

Proposal on the Fifth item of the Agenda:

It is proposed that the Stockholders’ Meeting “approves the dissolution without liquidation of Nortel pursuant to Section 94, inc. 7 of the Companies General Law.”

NORTEL INVERSORA S.A.

Proposal on the Sixth item of the Agenda:

It is proposed that the Stockholders’ Meeting “delegates on the President, Mr. Baruki Luis Alberto González, the appointment of the persons authorized to request from the applicable authorities all approvals and necessary authorizations to execute the Merger and the amendment of the Company’s By Laws, and to make all filings and necessary procedures to obtain the applicable registrations”.

THE BOARD

___________________

María Verónica Tuccio

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 5, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations